# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Calamos Aksia Hedged Strategies Fund, CIK 0002047442
CUSIP: 12811G306
Title of class of securities: Class I
Address of issuer's principal executive offices: 2020 Calamos Ct, Naperville, Illinois (IL), 60563
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-25-109936
Filed by CIK 0001455258

## Reporting persons
- Calamos Wealth Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 452,184; shared voting power 0; sole dispositive power 452,184; shared dispositive power 0; aggregate amount beneficially owned 452,184 (20.6% of the class)
  Comment: The percentage reflected in Row 11 was calculated based on 2,196,383 total shares as of 12/31/2025.

## Item 1. Issuer
Name of issuer: Calamos Aksia Hedged Strategies Fund
Address of issuer's principal executive offices: 2020 Calamos Ct Naperville, IL, 60563

## Item 2. Person Filing
Name of person filing: Calamos Wealth Management LLC
Address of principal business office or, if none, residence: 2020 Calamos Ct, Naperville, IL 60563
Citizenship: Delaware, U.S.A.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 452,184
Percent of class: 20.6%
Sole power to vote or to direct the vote: 452,184
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 452,184
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Calamos Wealth Management LLC's adviser clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all securities reported upon this Schedule. Please note that two of the fund shareholders for whom Calamos Wealth Management LLC acts as discretionary manager exceeds 10% of ownership.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Calamos Wealth Management LLC: /s/ Erik D. Ojala, Erik D. Ojala, Senior Vice President, Secretary (01/13/2026)